Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NPS Pharmaceuticals, Inc.:

We consent to incorporation by reference in the registration statements (Nos. 33-79622, 333-17521, 333-94269, 333-124821, 333-126817, 333-126823 and 333-159363) on Form S-8 and (Nos. 333-146235 and 333-159321) on Form S-3 of NPS Pharmaceuticals, Inc. of our reports dated March 11, 2010, with respect to the consolidated balance sheets of NPS Pharmaceuticals, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of NPS Pharmaceuticals, Inc.

Our report on the consolidated financial statements, refers to the Company's change in method of accounting for fair value due to the adoption of new accounting standard issued by the Financial Accounting Standards Board, as of January 1, 2008.

/s/ KPMG LLP

Princeton, New Jersey
March 11, 2010